SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               CIRCON CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   172736-10-0
                                 (CUSIP Number)


          Peter M. Schoenfeld                          Thomas Sandell
 P. Schoenfeld Asset Management LLC         Sandell Asset Management Corp.
    1330 Avenue of the Americas                  65 East 55th Street
         New York, NY 10019                       New York, NY 10019

                               Jeffrey E. Schwarz
                      Metropolitan Capital Advisors, Inc.
                               660 Madison Avenue
                                   20th Floor
                               New York, NY 10021

                            -----------------------

                                 with copies to:
                             Robert W. Forman, Esq.
                           Shapiro Forman & Allen LLP
                         380 Madison Avenue, 25th Floor
                               New York, NY 10017
                                  212-972-4900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement |_|.

                               Page 1 of 67 Pages

CUSIP NO. 172736-10-0                                        Page 2 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Circon Shareholders Committee(1)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,230,715(2)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________

----------
(1) Consists of P. Schoenfeld Asset Management, LLC, Sandell Asset Management Corp., Metropolitan Capital III, Inc., and Metropolitan Capital Advisors, Inc., each of whom joins in this filing, and each of whom denies beneficial ownership of the shares beneficially owned by the other members of the Committee.

(2)  Represents shares beneficially owned separately by each Committee member.

CUSIP NO. 172736-10-0                                        Page 3 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Peter M. Schoenfeld

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    251,055

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     251,055

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

CUSIP NO. 172736-10-0                                        Page 4 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     P. Schoenfeld Asset Management, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    251,055

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     251,055

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     BD, IA, OO

________________________________________________________________________________

CUSIP NO. 172736-10-0                                        Page 5 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Thomas Sandell

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Swedish

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    575,996

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     575,996

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

CUSIP NO. 172736-10-0                                        Page 6 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Castlerigg Master Investments, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    575,996
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    575,996

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     575,996

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP NO. 172736-10-0                                        Page 7 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Sandell Asset Management Corp.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    575,996

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     575,996

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP NO. 172736-10-0                                        Page 8 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Metropolitan Capital Advisors, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    243,535

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     243,535

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP NO. 172736-10-0                                        Page 9 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Bedford Falls Investors, LP

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    243,535
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                     243,535

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      243,535

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.8%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP NO. 172736-10-0                                       Page 10 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Metropolitan Capital Advisors International, Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    160,129
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    160,129

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     160,129

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [ ]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP NO. 172736-10-0                                       Page 11 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Metropolitan Capital III, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,230,715
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    160,129

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     160,129

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.2%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP NO. 172736-10-0                                       Page 12 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Jeffrey E. Schwarz

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,246,215
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    419,164

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     419,164

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

CUSIP NO. 172736-10-0                                       Page 13 of 67 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Karen Finerman

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     00

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    1,246,215
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    419,164

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     419,164

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.1%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

CUSIP NO. 172736-10-0                                       Page 14 of 67 Pages


                           STATEMENT FOR SCHEDULE 13D

Item 1. Security and Issuer.

     The class of equity securities to which this Statement relates is the common stock (the "Common Stock") of Circon Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 6500 Hollister Avenue, Santa Barbara, CA 93117-3019.

Item 2. Identity and Background.

     (a) This Statement is filed on behalf of the Circon Shareholders Committee (the "Committee"), P. Schoenfeld Asset Management, LLC ("PSAM"), Sandell Asset Management Corp. ("SAMC"), Metropolitan Capital Advisors, Inc. ("Metropolitan Capital"), Metropolitan Capital III, Inc.("Metropolitan III"), Peter M. Schoenfeld ("Schoenfeld"), Thomas Sandell ("Sandell"), Castlerigg Master Investments, Ltd. (the "Master Fund"), Bedford Falls Investors, L.P. ("Bedford"), Metropolitan Capital Advisors International, Ltd. ("Metropolitan International") Jeffrey E. Schwarz ("Schwarz") and Karen Finerman ("Finerman") (all of the foregoing, the "Reporting Persons").

     (b)  The addresses of the Reporting Persons are as follows:

          (i)  The Circon Shareholders Committee:
               c/o MacKenzie Partners, Inc.
               156 Fifth Avenue
               New York, NY 10010

          (ii) PSAM and Schoenfeld:
               P. Schoenfeld Asset Management LLC
               1330 Avenue of the Americas
               New York, NY 10019

         (iii) SAMC, and Sandell:
               Sandell Asset Management Corp.
               65 East 55th Street
               New York, NY 10022

          (iv) Metropolitan Capital, Metropolitan III, Metropolitan International, Bedford, Schwarz and Finerman:
               660 Madison Avenue
               New York, NY 10021

CUSIP NO. 172736-10-0                                       Page 15 of 67 Pages


     (c) The principal business of each Reporting Person is as follows:

     (i) The Committee, whose members consist of PSAM, SMAC, Metropolitan Capital and Metropolitan III, was formed solely to nominate and solicit proxies for the election of two individuals at the Company's 1998 Annual Meeting of Shareholders (the "Annual Meeting").

          (ii) PSAM is registered as a non-clearing broker-dealer and an investment adviser with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The principal business of PSAM is to provide investment advisory services with respect to global event arbitrage activities to managed accounts (the "Managed Accounts") and to certain investment partnerships for which entities controlled by Mr. Schoenfeld serve as the general partner (the "Partnerships"). The principal occupation of Mr. Schoenfeld is his position as the Managing Member of PSAM.

          (iii) SAMC is the investment manager of the Master Fund, a British Virgin Islands company. The Master Fund invests and trades in a wide range of United States and non-United States equity and debt securities and other financial and investment interests, instruments and property, focusing primarily on a global event-driven investment strategy. The principal occupation of Mr. Sandell is his position as principal of SAMC.

          (iv) (A) Metropolitan Capital is the sole General Partner of Metropolitan Capital Advisors, L.P., a Delaware limited partnership. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford, a Delaware limited partnership.

               (B) Metropolitan III, a Delaware corporation, is the sole General Partner of Metropolitan Capital Partners III, L.P., a Delaware limited partnership, which is the sole general partner of Metropolitan International.

               (C) Jeffrey E. Schwarz is an individual who is a principal shareholder, Director, and the Chief Executive Officer, Treasurer and Secretary of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan Capital III.

               (D) Karen Finerman is an individual who is a principal shareholder, Director and the President of Metropolitan Capital, KJ Advisors, Inc., and Metropolitan III.

CUSIP NO. 172736-10-0                                       Page 16 of 67 Pages

          Metropolitan Capital is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Advisors, L.P. Metropolitan Capital Advisors, L.P. is the sole General Partner of Bedford, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

          KJ Advisors, Inc. is a privately owned New York corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners II, L.P. Metropolitan Capital Partners II, L.P. is a privately owned partnership which provides administrative services to Bedford and which also renders investment management and advisory services to institutional and other private investors regarding investment and trading in securities and other financial instruments. Certain of the securities of the Company reported herein as beneficially owned by Schwarz and Finerman are held in a managed brokerage account over which KJ Advisors, Inc., as General Partner of Metropolitan Capital Partners II, L.P. has discretionary trading authority (the "Managed Account").

          Metropolitan III, is a privately owned Delaware corporation, the principal business of which is to act as General Partner of Metropolitan Capital Partners III, L.P. Metropolitan Capital Partners III, L.P. is a privately owned partnership which renders investment management and advisory services to Metropolitan International, which is in the business of purchasing, for investment and trading purposes, securities and other financial instruments.

     (d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such

CUSIP NO. 172736-10-0                                       Page 17 of 67 Pages

proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The citizenship of each Reporting Person is as follows:

          (i) The Committee may be considered a New York association.

          (ii) PSAM is a New York limited liability company. Schoenfeld is a United States citizen.

          (iii) SAMC and the Master Fund are British Virgin Islands corporations. Sandell is a Swedish citizen.

          (iv) Metropolitan Capital a New York corporation, Metropolitan III is a Delaware corporation, Bedford is a Delaware limited partnership and Metropolitan International is a British Virgin Islands Company. Schwarz and Finerman are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds used to acquire the shares (the "Shares") of Common Stock beneficially owned by each Reporting Person is a follows:

          (i) The Committee does not own any shares separately from those owned by its members.

          (ii) The Partnerships and Managed Accounts whose Shares PSAM and Schoenfeld may be deemed to beneficially own, expended an aggregate of approximately $3,257,664 (including brokerage commissions, if any) to purchase the shares of Common Stock which are reported as being beneficially owned by PSAM and Schoenfeld. The funds for the purchase of shares owned by the Managed Accounts come from their owners or shareholders. The funds for the purchase of the shares owned by the Partnerships were obtained from the working capital of the Partnerships. The shares of Common Stock held by the Partnerships and the Managed Accounts may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the shares of

CUSIP NO. 172736-10-0                                       Page 18 of 67 Pages


     Common Stock, are pledged as collateral security for the repayment of debit balances in the respective accounts.

          (iii) The aggregate cost of the shares beneficially owned by Sandell, SMAC and the Master Fund is approximately $9,029,889 (exclusive of brokerage commissions, if any). The funds for such shares, which are held by the Master Fund, were contributed by Castlerigg Partners, LP, a Delaware limited partnership, and Castlerigg International, Ltd., a British Virgin Islands corporation. The shares of Common Stock held by the Master Fund may be held through margin accounts maintained with brokers, which extend margin credit, as and when required to open or carry positions in such margin accounts, subject to applicable federal margin regulations, stock exchange rules and the credit policies of such firms. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in such accounts.

          (iv) The source of the funds used to purchase the Common Stock beneficially owned by Bedford was working capital and margin borrowing through brokerage accounts maintained at Bear Stearns & Co. Inc. The approximate aggregate amount of funds used to purchase such securities for Bedford Falls Investors, L.P. was $3,883,728 The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in such accounts. All such securities were acquired by open market purchases.

          The sources of funds used to purchase Common Stock on behalf of the Managed Account whose Shares may be deemed to be beneficially owned by Schwarz and Finerman, was equity capital in the Managed Account and margin borrowing through a brokerage account maintained at Bear Stearns & Co. Inc. The approximate aggregate amount of funds used to purchase such securities for the Managed Account was $245,028. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and other unrelated, ongoing transactions in the Managed Account. All such securities were acquired by open market purchases.

          The sources of funds used to purchase Common Stock beneficially owned by Metropolitan International was working capital and margin borrowing through brokerage accounts maintained at Bear Stearns & Co. Inc. The approximate aggregate amount of funds used to purchase such securities was $2,548,775. The portion of such funds provided by margin borrowing is not readily determinable and varies from time to time as a

CUSIP NO. 172736-10-0                                       Page 19 of 67 Pages

     result of varying margin account availability and other unrelated ongoing transactions in such accounts. All such securities were acquired by open market purchases.

Item 4. Purpose of Transaction.

     The shares of Common Stock beneficially owned by the Reporting Persons were acquired separately by each Reporting Person in the ordinary course of their respective businesses.

     As a result of the unwillingness of the current Board of Directors of the Company, or certain members thereof, to engage in negotiations with U.S. Surgical Corporation ("USS") over the two year period during which USS had proposed to acquire the Company through a cash tender offer, each Reporting Person has become increasingly skeptical of the Board's commitment to maximize shareholder value. In light of such history and the public disclosure on October 13, 1998 by Tyco International, Inc. ("Tyco") of the Company's rejection of Tyco's offer to acquire the Company, Schoenfeld, Schwarz and Sandell decided to form the Committee to nominate two individuals, and solicit proxies for the election of such individuals as directors of the Company at its Annual Meeting, presently scheduled for November 24, 1998.

     On October 16, 1998, pursuant to Section 3.2 of the Company's by-laws, the Committee gave written notice to the Company of its intention to nominate Jonathan R. Macey and Alain Oberrotman (the "Nominees") for election as directors at the Annual Meeting. (A copy of such notification is filed herewith as Exhibit 3). The Committee intends to solicit proxies for the election of the Nominees, and has retained MacKenzie Partners, Inc. to assist in such solicitation.

     The Reporting Persons believe that it is in the shareholders' best interest for the Company's Board to seriously pursue the prompt sale of the Company which includes, without limitation, engaging in good faith negotiations with Tyco. The Reporting Persons believe that the Nominees share their view that shareholder value will best be enhanced by the full exploration of the sale of the Company, and that the Nominees, when elected, will actively pursue such sale or other appropniate means to maximize shareholder value.

     Other than as described above, the Reporting Persons have no present plan or proposal with respect to the Company. Subject to the Agreement described in
Item 6, which generally precludes the sale of Shares of Common Stock until the earlier of the execution of a definitive agreement by the Company providing for the sale of the Company, or the Annual Meeting, each reporting person intends to review its investment in the Company on a continuing basis and, depending on various factors, including, without limitation, the Company's performance, the Company's progress toward shareholder value maximation, including the progress of the sale process, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, may take such actions with respect to its investment as it deems appropriate in light of the circumstances then existing.

CUSIP NO. 172736-10-0                                       Page 20 of 67 Pages

Item 5. Interest in Securities of the Issuer.

     (a) and (b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 13,396,794 shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1998.

          (i) As of the close of business on October 15, 1998, the Committee may be deemed to beneficially own 1,230,715 shares of Common Stock, constituting approximately 9.2% of the shares outstanding.

          (ii) As of the close of business on October 15, 1998, PSAM may be deemed to have beneficial ownership of 251,055 shares of Common Stock by virtue of its position as discretionary investment manager to the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 1.9% of the issued and outstanding shares of Common Stock. PSAM shares voting power and dispositive power over the shares of Common Stock with Schoenfeld, subject to the Agreement described in Item 6 by Committee Members with respect to the voting and holding of their respective shares. Schoenfeld may be deemed to have Beneficial Ownership of 251,055 shares of Common Stock by virtue of his position as the Managing Member of PSAM. In addition, Mr. Schoenfeld may be deemed to be the beneficial owner of 1,230,715 Shares by virtue of the agreement referred to in Item 6 (see exhibit 4).

          (iii) As of the close of business on October 15, 1998, the Master Fund may be deemed to have beneficial ownership of 575,996 shares, representing 4.3% of the outstanding common stock. By virtue of its position as Investment Manager of the Master Fund, which holds such shares, SAMC may be deemed to be beneficial owner of such shares. Sandell, by virtue of his position as principal of SAMC, may be deemed to have Beneficial Ownership of the 575,996 shares held by the Master Fund. SAMC and Sandell share dispositive and voting power over such shares (subject to the Agreement identified in Item 6 by the Committee Members to hold their shares and vote their shares for the Nominees). In addition, Mr. Sandell may be deemed to be the beneficial owner of 1,230,715 Shares by virtue of the agreement referred to in Item 6.

CUSIP NO. 172736-10-0                                       Page 21 of 67 Pages

          (iv) As of the close of business on October 15, 1998: (A) Metropolitan Capital has purchased no shares of Common Stock of the Company solely for its own account. However, Metropolitan Capital may be deemed to have shared voting and dispositive power over 243,535 shares representing 1.8% of Common Stock of the Company beneficially owned by Bedford Falls Investors, L.P.

               (B) Metropolitan Capital III, Inc. has purchased no shares of Common Stock of the Company solely for its own account. However, by reason of its position as General Partner of Metropolitan Capital Partners III, L.P., which has discretionary voting and dispositive power over the assets of Metropolitan Capital Advisors International Limited, Metropolitan Capital III, Inc. may be deemed to have shared voting and dispositive power over the 160,129 shares representing 1.2% of the Common Stock of the Company owned by Metropolitan Capital Advisors International Limited.

               (C) Jeffrey Schwarz may be deemed the beneficial owner of 419,164 shares representing 3.1% of the Common Stock of the Company as a result of his being a director, executive officer and controlling stockholder of Metropolitan Capital, KJ Advisors, Inc. and Metropolitan Capital III, Inc. Jeffrey Schwarz does not beneficially own any shares of Common Stock of the Company other than through such positions.

               (D) Karen Finerman may be deemed the beneficial owner of 419,164 shares representing 3.1% of the Common Stock of the Company as a result of her being a director and executive officer of Metropolitan Capital, and a director, executive officer and stockholder of KJ Advisors, Inc. and Metropolitan Capital III, Inc. Karen Finerman does not beneficially own any shares of Common Stock of the Company other than through such positions.

               In addition, by virtue of the agreement referred to in Item 6, Jeffrey Schwarz and Karen Finerman may be deemed to beneficially own 1,246,215 shares of Common Stock.

     (c) The only transaction in the shares of Common Stock by any Reporting Person during the past sixty days is as set forth below other than as set forth in Exhibit 7 filed herewith and incorporated herein by reference.

CUSIP NO. 172736-10-0                                       Page 22 of 67 Pages

     (d) No person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or to the proceeds from, the sale of such shares of the Common Stock.

     (e) Not applicable.

CUSIP NO. 172736-10-0                                       Page 23 of 67 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     On October 15, 1998, PSAM, Metropolitan Capital, Metropolitan III and SAMC entered into an agreement with respect to the formation and conduct of the Committee, a copy of which is filed herewith as Exhibit 4 and is incorporated herein by reference. On October 15, 1998 and October 16, 1998, the Committee and each of its Members entered into agreements with each of the Nominees, copies of which are filed herewith as Exhibits 5 and 6 and are incorporated herein by reference.

     Except as set forth above in this Item 6, no Reporting Person has any contract, arrangement, understanding or relationship with respect to the Common Stock of the Company.

CUSIP NO. 172736-10-0                                       Page 24 of 67 Pages

Item 7. Material to be Filed as Exhibits.

          1.   Joint Filing Agreement among the Reporting Persons.

          2.   Power of Attorney

          3. Copy of Nominee notification sent to the Company on October 15, 1998.

          4. Agreement among PSAM, SAMC and Metropolitan with respect to the formation of the Committee, dated October 15, 1998.

          5. Agreement among the Committee and its members and Jonathan R. Macey, dated October 15, 1998.

          6. Agreement among the Committee and its members and Alain Oberrotman, dated October 16, 1998.

          7.   Trading Within Past Sixty Days of Reporting Persons

CUSIP NO. 172736-10-0                                       Page 25 of 67 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 19, 1998

                                            P. SCHOENFELD ASSET MANAGEMENT, INC.


                                            By: /s/ PETER SCHOENFELD
                                               ---------------------------------
                                               Peter Schoenfeld

                                            /s/ PETER SCHOENFELD
                                            ------------------------------------
                                            PETER SCHOENFELD



                                            SANDELL ASSET MANAGEMENT CORP.


                                            By: /s/ THOMAS SANDELL
                                               ---------------------------------
                                               Thomas Sandell


                                            CASTLERIGG MASTER INVESTMENTS, LTD.
                                              By: Sandell Asset Management Corp.


                                            By: /s/ THOMAS SANDELL
                                               ---------------------------------
                                               Thomas Sandell

                                            /s/ THOMAS SANDELL
                                            ------------------------------------
                                            THOMAS SANDELL

CUSIP NO. 172736-10-0                                       Page 26 of 67 Pages


                                    METROPOLITAN CAPITAL ADVISORS, INC.


                                    By: /s/ JEFFREY E. SCHWARZ
                                       -----------------------------------------
                                         JEFFREY E. SCHWARZ
                                         CHIEF EXECUTIVE OFFICER

                                    METROPOLITAN CAPITAL III, INC.


                                    By: /s/ JEFFREY E. SCHWARZ
                                       -----------------------------------------
                                         JEFFREY E. SCHWARZ
                                         CHIEF EXECUTIVE OFFICER

                                    METROPOLITAN CAPITAL ADVISORS
                                     INTERNATIONAL, LTD.

                                    By: Metropolitan Capital III, L.P.
                                        By: Metropolitan Capital
                                               III, Inc.

                                    By: /s/ JEFFREY E. SCHWARZ
                                        ----------------------------------------
                                         JEFFREY E. SCHWARZ
                                         CHIEF EXECUTIVE OFFICER

                                    /s/ JEFFREY E. SCHWARZ
                                    --------------------------------------------
                                    JEFFREY E. SCHWARZ


                                    /s/ KAREN FINERMAN
                                    --------------------------------------------
                                    KAREN FINERMAN

                                    BEDFORD FALLS INVESTORS, L.P.
                                    By: Metropolitan Capital Advisors, L.P.
                                        By: Metropolitan Capital Advisors, Inc.


                                          By: /s/  JEFFREY E. SCHWARZ
                                             -----------------------------------
                                               JEFFREY E. SCHWARZ
                                               CHIEF EXECUTIVE OFFICER

CUSIP NO. 172736-10-0                                       Page 27 of 67 Pages

                                  EXHIBIT INDEX

Exhibit No.          Description                                       Page No.
-----------          -----------                                       --------

     1        Joint Filing Agreement among the Reporting Persons              28

     2        Power of Attorney                                               30

     3        Copy of Nominee notification sent to the Company on
                     October 16, 1998                                         32

     4        Agreement among PSAM, SAMC and Metropolitan with
              respect to the formation of the Committee, dated
              October 15, 1998                                                51

     5        Agreement  among the Committee and its members and
              Jonathan  R. Macey, dated October 15, 1998                      56

     6        Agreement among the Committee and its members and
              Alain Oberrotman, dated October 16, 1998                        59

     7        Trading Within the Past Sixty Days                              62